UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

OTHER INFORMATION

Attached hereto as Exhibit 99.1 is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fitell Corporation (the “Company”) for the six months ended December 31, 2023 and 2022; attached hereto as Exhibit 99.2 are the unaudited consolidated financial statements of the Company for the six months ended December 31, 2023 and 2022; and attached hereto as Exhibit 99.3 is a press release dated March 5, 2024, announcing the Company’s unaudited financial and operating results for the six months ended December 31, 2023 and 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended December 31, 2023 and 2022
99.2	Unaudited Consolidated Financial Statements for the Six Months Ended December 31, 2023 and 2022
99.3	Press Release, dated March 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2024	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)